UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company)

CDI Corp.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Brian D. Short, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

CDI Corp.

1735 Market Street, Suite 200

Philadelphia, PA 19103

(215) 636-1129

With copies to:

Martin Nussbaum, Esq.

Ian Hartman, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDI Corp., a Pennsylvania corporation (“CDI” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nova Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a direct wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO previously filed with the SEC on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.10 per share of CDI (the “Shares”) at a purchase price of $8.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by replacing the contents of such section with the following:

“On August 17, 2017, a putative class-action lawsuit was filed in the United States Federal District Court for the Eastern District of Pennsylvania, captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK (the “Scarantino action”). The Scarantino action is brought against the Company, Parent, Merger Sub, and the eight members of the Board and alleges that the Board agreed to deal protection provisions, such as a non-solicitation obligation and a termination fee, that have precluded other bidders from making successful competing offers for the Company. The Scarantino action further alleges material misstatements or omissions in the Schedule 14D-9, particularly in connection with purported undisclosed conflicts of interest, with the relationship between director Barton J. Winokur and Dechert, and with the opinion of Houlihan Lokey.”

“On August 23, 2017, a second putative class-action lawsuit was filed in the United States Federal District Court for the Eastern District of Pennsylvania, captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787 (the “Jurmu action”). The Jurmu action is brought against the Company and the eight members of the Board and, like the Scarantino action, generally alleges material misstatements or omissions in the Schedule 14D-9. In particular, the Jurmu action claims that insufficient disclosure was made with respect to the opinion of Houlihan Lokey, the relationship between director Barton J. Winokur and Dechert, and certain NDAs the Company signed with prospective buyers during the Process.”

“On August 25, 2017, a third putative class-action lawsuit was filed in the United States Federal District Court for the Eastern District of Pennsylvania, captioned Carter v. CDI Corp. et al., case no. not yet assigned (the “Carter action”). The Carter action is brought against the Company and the eight members of the Board and, like the Scarantino action and the Jurmu action, generally alleges material misstatements or omissions in the Schedule 14D-9, particularly in connection with the use of non-GAAP financial measures in the Schedule 14D-9, with purported undisclosed conflicts of interest, with the relationship between director Barton J. Winokur and Dechert, with the opinion of Houlihan Lokey, and with certain NDAs the Company signed with prospective buyers during the Process. The Carter action also claims that the Offer Price is inadequate in light of the Company’s recent financial performance.”

“The plaintiffs in the Scarantino action, the Jurmu action and the Carter action seek, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding the Offer and the Merger and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees). The Company believes the complaints allegations lack merit and intends to vigorously defend against them.”

“The foregoing summaries of the Scarantino action, the Jurmu action and the Carter action do not purport to be complete and are qualified in their entirety by reference to the complaints in those actions, which are filed as Exhibits (a)(5)(xi), (a)(5)(xii) and (a)(5)(xiii), respectively, to this Schedule 14D-9 and are incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xi)	Complaint captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK, filed on August 17, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (filed herewith).

(a)(5)(xii)	Complaint captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787, filed on August 23, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (filed herewith).

(a)(5)(xiii)	Complaint captioned Carter v. CDI Corp. et al., case no. not yet assigned, filed on August 25, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (filed herewith).

Exhibit Index

Exhibit No.	Description

(a)(5)(xi)	Complaint captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK, filed on August 17, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (filed herewith).

(a)(5)(xii)	Complaint captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787, filed on August 23, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (filed herewith).

(a)(5)(xiii)	Complaint captioned Carter v. CDI Corp. et al., case no. not yet assigned, filed on August 25, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (filed herewith).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 Amendment No. 2 is true, complete and correct.

CDI CORP.

	By:	/s/ Brian D. Short
	Name:	Brian D. Short
Dated: August 25, 2017	Title:	Executive Vice President, Chief Administrative Officer and General Counsel